UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation / Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

PEC Solutions, Inc.

(Name of Subject Company)

PEC Solutions, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class of Securities)

Dr. David C. Karlgaard
Chief Executive Officer

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
(703) 679-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:
Edwin M. Martin, Jr., Esq.
DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 26, 2005, Nortel Networks Corporation (“Nortel”) and PEC Solutions, Inc. (the “Company”) each issued a press release announcing that Nortel Networks, Inc., a Delaware corporation (“Purchaser”) and its wholly owned subsidiary, PS Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company had entered into an Agreement and Plan of Merger, dated April 25, 2005 (the “Merger Agreement”), pursuant to which Purchaser will acquire all of the Company’s common stock, par value $0.01 per share, through an all-cash tender offer and merger. A copy of the press release was included as Exhibit (a)(1) to the preliminary Schedule 14D-9 the Company filed with the Securities and Exchange Commission (“SEC”) on April 26, 2005, which is incorporated by reference hereto.

On April 26, 2005, Company President Paul Rice transmitted an email to all Company employees announcing the transaction. A copy of the email message was included as Exhibit (a)(2) to the preliminary Schedule 14D-9 the Company filed with the SEC on April 26, 2005, which is incorporated by reference hereto.

On April 29, 2005, the Company transmitted an email to all participants of the PEC Solutions, Inc. Employee Stock Purchase Plan (“ESPP”) advising them of certain modifications to the ESPP and the mechanism for converting contributions and option rights in the ESPP in the merger transaction. A copy of the email message is included as Exhibit (a)(3) and incorporated by reference hereto.

Notice to Investors

At the commencement of the tender offer, Merger Sub and Purchaser will file with the SEC a solicitation / recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of the Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.

Item 9. Exhibits.

The following Exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Press release dated April 26, 2005*

(a)(2)	Email message sent to Company employees by President Paul Rice, dated April 26, 2005*

(a)(3)	Email message sent to participants in the PEC Solutions, Inc. Employee Stock Purchase Plan, dated April 29, 2005.

*	Included with the Company’s preliminary Schedule 14D-9 filed with the SEC on April 26, 2005.